April 29, 2021

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

To ExxonMobil Shareholders:

The United Steelworkers (USW) urges shareholders to vote FOR Item 9, Report on Lobbying at the ExxonMobil Shareholder Meeting on May 26, 2021.

The proposal, Item 9, calls on ExxonMobil to prepare a report, to be updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, including in each case the amount of the payment and the recipient.

3.	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The United Steelworkers and seven other co-sponsors have filed this resolution for a vote [A list of co-filers can be found in Appendix A].

We welcome the new lobbying disclosure on ExxonMobil’s website where summaries provide context and the Company has been more transparent about grassroots efforts. However, we remain concerned that the Company’s current public policy disclosures are inadequate.

The concern for investors is Exxon has a large lobbying footprint, yet a complete picture of its spending to influence public policy, including payments to third-party groups and unreported grassroots lobbying, is unavailable for shareholders. Looking more broadly, the attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results has revealed an entirely new level of reputational risk for corporate lobbying and political expenditures, particularly to third-party groups.

We believe Exxon needs to commit to corporate political responsibility by increasing its lobbying disclosures, including all of its third-party spending to influence public policy.

Corporate Reputation Warrants Protection as an Important Component of Shareholder Value

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.1 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”2 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.3

A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.4 It its 10-K, ExxonMobil acknowledges its reputation as an important corporate asset in its list of risk factors that could adversely affect shareholder value by making “it more difficult for us to compete successfully for new opportunities, obtain necessary regulatory approvals, obtain financing, or could reduce consumer demand for our branded products.”5

Clearly, corporate reputation has significant impact on shareholder value.

Exxon Needs to Commit to Lobbying and Dark Money Transparency in the Wake of the Capitol Insurrection

•	After January 6, Exxon was reportedly reviewing its PAC contributions policy.[6] The question being asked is whether company responses are simply emergency measures to repair reputational damage, or something more lasting.[7] In response, investors are asking companies to commit to corporate political responsibility by disclosing their lobbying, including all dark money payments to third-party groups that use that money to influence policy.[8] Exxon should show its commitment to acting with integrity by disclosing its lobbying to shareholders.

Exxon’s Current Disclosures Fall Short: State and International Gaps

Exxon has a broad direct lobbying footprint, spending over $129 million on federal lobbying since 2010, lobbying in at least 30 states, and lobbying at the international level.

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1 “Reputation Risk,” The Conference Board, 2007, p. 6.

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

5 ExxonMobil 2020 Form 10-K, February 24, 2021, p. 5.

6 https://readsludge.com/2021/01/29/trade-groups-decline-to-cut-off-gop-objectors/.

7 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump.

8 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or.

•	Exxon refuses to provide shareholders with a breakdown of lobbying on a state-by-state basis. Instead, shareholders must work their way through dozens of state-level disclosures – what has been described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information for many states.[9] Exxon’s state-level lobbying spending is also significant. In California, ExxonMobil spent $4,376,979 on lobbying from 2010 – 2020[10]. In New Jersey, ExxonMobil spent $1,026,162 on lobbying from 2010 – 2020.[11] But trying to find the other 28 states Exxon has lobbied in is not an easy task.

•	It is troubling that Exxon fails to offer shareholders any disclosure of its international lobbying activities. Exxon reportedly spent between €3,250,000 - €3,499,999 on lobbying in Europe in 2020.[12]

•	Another limitation is Exxon’s failure to provide information for previous years. For example, disclosure for its 2019 federal and state lobbying amounts is not available on its website.

Exxon Fails to Provide Comprehensive Dark Money Disclosures

While corporate donations to politicians and traditional PACs have strict limits, their payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This grassroots lobbying does not get reported at the federal level under the Lobbying Disclosure Act, and disclosure is uneven or absent in states.13

This means Exxon can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity. This is frequently referred to as dark money spending. Exxon fails to fully disclose this spending and its involvement with 501(c)(4) organizations.

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of payments to social welfare groups. FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.[14] In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments to 501(c)(4)s, leaving a loophole for over $60 million in undisclosed dark money payments.

•	The dark money connections to the Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders. For example, the Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA).[15] Exxon reports giving RAGA $125,000 in contributions from 2019 - 2020. Shareholders have no way to know if Exxon also made direct contributions to the Rule of Law Defense Fund, because Exxon fails to provide disclosure of its contributions to social welfare groups.

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9 Nathan Layne, “Wal-Mart improves lobbying disclosure after shareholder push,” Reuters, May 13, 2015.

10 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146592&session=2019&view=activity.

11 https://www.elec.state.nj.us/publicinformation/gaa_annual.htm

12 https://lobbyfacts.eu/representative/0054adb6abae42b7baa2f889f183bae7/exxonmobil-petroleum-chemical

13 https://www.rollcall.com/2013/03/21/grass-roots-lobbying-tactics-evade-public-eye/.

14 https://www.energyandpolicy.org/firstenergy-service-company/.

15 https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

Undisclosed Grassroots Lobbying, Trade Association Memberships, and Astroturf Campaigns Present Risks

These undisclosed amounts may be more than double what is being reported.

According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy.16 The $675 million that did not qualify as federal lobbying includes many staples of modern influence campaigns, such as strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of astroturf campaigns. This highlights a large unknown risk for investors. How much is our company spending on undisclosed grassroots lobbying efforts?

Grassroots Lobbying

•	ExxonMobil supports the Paris climate agreement[17] and yet InfluenceMap’s 2020 report gave ExxonMobil an “E+” for its climate policy score, citing the Company’s “extensive use of social media advertising” toward its support for “the long-term use of oil and gas in the energy mix.”[18]

•	An investigative report in In These Times claimed that “Out of a total of $16.8 million that lobbyists spent on advertising in 2019, digital advocacy and websites accounted for $3.6 million.”[19] It also found Exxon spent more than any other major corporation on “social issues, elections, or politics” Facebook ads (outside of Facebook itself), and was the country’s ninth-largest buyer of such ads overall: $15.6 million from May 7, 2018, to October 8, 2020.

Trade Association Blind Spot

•	Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.6 billion on federal lobbying since 1998.

•	Exxon shareholders face a trade association blind spot, as Exxon fails to comprehensively disclose all of its trade association memberships, and does not disclose its trade association payments, nor the portions used for lobbying, as requested by the proposal.

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16 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

17 “We supported the Paris Agreement for this reason. It explicitly recognized that dealing with climate change is a global challenge and it demands a global response.” ExxonMobil Chairman and CEO Darren Woods speech, June 26, 2018, https://corporate.exxonmobil.com/news/newsroom/speeches/2018/0626_world-gas-conference-opening-plenary; “ExxonMobil supports the Paris Agreement as an effective framework for addressing the risks of climate change.” March 22, 2017 ExxonMobil letter to G. David Banks, White House, https://corporate.exxonmobil.com/-/media/global/files/climate-change/pwt-response-to-banks.pdf.

18 InfluenceMap, https://influencemap.org/company/Exxon-Mobil, accessed on April 21, 2021.

19 Christine McDonald, “Exxon Spends Millions on Facebook To Keep the Fossil Fuel Industry Alive,” In These Times, October 20, 2020. https://inthesetimes.com/article/exxon-facebook-instagram-advertising-fracking-climate-fossil-fuels, accessed on April 21, 2021.

•	Exxon now discloses its 2019 memberships in 26 U.S. trade associations they paid $100,000 or more to and a portion was used for lobbying. Twelve of these trade associations spent over $131 million on federal lobbying for 2019,[20] yet shareholders have no way to know how much of this is comprised of Exxon’s payments.

•	The 14 trade associations to which Exxon “provided $100,000 or more in support and a portion of that was reported to us as being used for lobbying” reported no federal lobbying. This means Exxon’s trade associations like the American Center for Capital Formation and Western States Petroleum Association are likely spending Exxon’s payments on either grassroots lobbying that is not reported at the federal level or on state lobbying.

Phony Grassroots “Astroturf” Campaigns

There are multiple examples of the energy industry’s involvement in campaigns which solicit criticism from outside groups, some of which it finances or staffs, to create the impression of a broad-based support for positions.

Exxon is a member of Consumer Energy Alliance21 (CEA), a 501(c)(4) social welfare organization which is described as an advocacy front group for some of the country’s largest fossil fuel corporations and trade associations.22 CEA spent $360,000 on federal lobbying in 2019. CEA has drawn attention for its involvement in grassroots campaigns that sent emails and letters using “the names and addresses of people without their knowledge.”23

The New York Times noted Exxon's involvement in multiple influence campaigns nationwide run by FTI Consulting. The story highlighted the oil industry’s efforts to influence public opinion in the face of increasing political pressure over climate change using campaigns “portraying pro-petroleum groups as grass-roots movements” for campaigns in Texas on fracking, Alaska on drilling and at the SEC to reduce shareholder rights. For example, the story found:

•	Energy In Depth is a project of the Independent Petroleum Association of America, where Exxon is a member. Energy In Depth site’s content reportedly had direction from Exxon. Energy In Depth, along with the other industry-funded site that FTI helps run, Western Wire, has been central to the fossil fuel industry’s championing of fracking. And the Western Energy Alliance, where Exxon is a member, funds Western Wire. Both sites, staffed by FTI writers, have pushed back against the #ExxonKnew campaign waged by environmental activists, which claims that the company knew about climate change for decades yet blocked action to confront it.

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20 OpenSecrets.org, (American Chemistry Council - 2019: $7,630,000; American Fuel & Petrochemical Manufacturers - 2019: $3,194,109; American Petroleum Institute - 2019: $6,610,000; American Tort Reform Association - 2019: $40,000; Business Roundtable - 2019: 19,990,000; Greater Houston Partnership - 2019: $80,000; Independent Petroleum Association of America - 2019: $1,259,399; National Association of Manufacturers - 2019: 14,610,00; Natural Gas Supply Association - 2019: $300,000; New Mexico Oil & Gas Association - 2019: $200,000; U.S. Chamber of Commerce - 2019: $77,245,000; and Western Energy Alliance - 2019: $160,000), accessed April 15, 2021.

21 https://consumerenergyalliance.org/about/our-members/

22 https://www.energyandpolicy.org/consumer-energy-alliance/.

23 https://archive.thinkprogress.org/fraudulent-emails-utility-merger-161fa5b459ce/.

•	FTI helped run a campaign to change shareholder proposal rules at the SEC, described as protecting the interests of mom-and-pop investors, that aimed to protect oil and gas interest from shareholder pressure to address climate and other concerns. The American Council for Capital Formation (ACCF) and National Association of Manufacturers (NAM), both of which Exxon is a member, were part of the Main Street Investors Coalition, which warned that climate activism doesn’t help mom-and-pop investors in the stock market.

•	FTI also worked with the Independent Petroleum Association of America to start DivestmentFacts.com, which warns that divesting from fossil fuels — a growing trend among university endowments and pension funds — could cost those institutions millions of dollars.

•	The Arctic Energy Center is an industry-funded site that promoted drilling in the waters off Alaska and in the Arctic National Wildlife Refuge. And Exxon was a backer of the Arctic Energy Center, including being scheduled to spend $120,000 over six months across social-media platforms.

Exxon’s Trade Association Lobbying Misalignment Risks on Public and Workplace Health and Safety

Exxon’s third-party memberships and payments used for lobbying pose reputational risks and long-term sustainable growth risks when the lobbying of these groups contradicts Exxon’s public positions. In addition to well-noted climate risk, Exxon also faces misalignments on issues of worker safety and public health.

•	While ExxonMobil is assisting COVID-19 recovery and relief efforts by joining with the Global Center for Medical Innovation “to rapidly redesign and manufacture reusable personal protection equipment for health care workers, such as face shields and masks, which are in short supply as a result of the COVID-19 pandemic,[24] the Chamber of Commerce has lobbied against the Administration’s use of the Defense Production Act.[25]
•	ExxonMobil lists Western States Petroleum Association (WSPA) as one of the organizations it supports.[26] WSPA spent $47,637,438 in California from 2015 to 2020 on lobbying[27]— including lobbying against and eventually sued the state for the California Process Safety Management Program that would make oil refineries safer.[28]

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24 https://corporate.exxonmobil.com/News/Newsroom/News-releases/2020/0402_ExxonMobil-joins-Global-Center-to-expedite-medical-innovation-for-PPE.

25 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html.

26 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1147195&view=activity&session=2019, accessed on April 21, 2021.

27 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1147195&view=activity&session=2019, accessed on April 21, 2021.

28 WESTERN STATES PETROLEUM ASSOCIATION v. CALIFORNIA OCCUPATIONAL HEALTH AND SAFETY STANDARDS BOARD. No. 2:19-cv-01270-JAM-DB.

•	ExxonMobil signed the Business Roundtable Statement on the Purpose of the Corporation[29] to be responsible to all stakeholders, yet the BRT, NAM and ACCF all lobbied to limit the right of shareholders to file resolutions.[30]

ExxonMobil is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense. The well-documented reputational risks of ExxonMobil’s lobbying and its inadequate lobbying disclosure policy highlight the critical need for ExxonMobil to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

We urge you to vote FOR Item 9, the shareholder proposal requesting a report on ExxonMobil’s lobbying expenditures.

Lead Filer: The USW is a labor union that represents more than 2,000 employees at seven ExxonMobil oil refineries and petrochemical plants throughout the United States. We are currently in contract negotiations with ExxonMobil at the Beaumont, Texas refinery. USW has filed this resolution for several years because we view our members as long-term stakeholders in the company’s success. For more information please contact: Sabrina Yow-chyi Liu at sliu@usw.org.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card.

Appendix A - Cofilers

Benedictine Sisters of Mount St. Scholastica

Home Missioners of America

The Sisters of the Holy Family

Sisters of St. Agnes

SSND School Sisters of Notre Dame Cooperative Investment Fund

Ms. Gwendolen Noyes

Oneida Tribe of Indians Trust Fund for the Elderly

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29 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf.

30 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html.